EXHIBIT 1.1

Stakeholder & Investment Agreement

This AGREEMENT is made and entered into as of May 21, 2016, by and among:

212 Technologies, LLC.

212 Technologies, Inc. owners:

Michael Darling

Camaron Corr

Sharing Services, LLC.

Represented by: Jordan Brock, CEO & President

(referred to collectively as "Stakeholders" and individually as "Stakeholder"), and 212 Technologies, Inc. ("Company") whose official address is 2120 S Reserve #364, Missoula, MT 59801.

RECITALS

The Stakeholders are all the stakeholders of 212 Technologies, LLC. ("Limited Liability Company") a Montana Limited Liability Company.

212 Technologies, LLC is the proprietary owner of software and systems that were developed based on more than 21 years experience in the online marketing and direct sales industries and have accessed by over 20 million system users. It provides a comprehensive "end to end" technology set and integrated system components developed within the past 2 years to leverage the very latest technology including customer facing websites, back end system management area, unique database schema, specialized client and server side scripting, intuitive mobile applications, and a proprietary AI Module ("automated intelligence") that monitors data and interacts seamlessly between each system element.

Sharing Services, Inc. is acquiring a 48% stake in the company as an additional owner of the intellectual property developed by the current ownership in exchange for 15,628,750 Series A Preferred Stock of Sharing Services, Inc. (SHRY), plus $100,000 (one hundred thousand dollars) in cash.

The first .5,628,750 of Series A Preferred Shares will initiate an exchange of24% (twenty four percent) of the LLC, with 4 (four) equal transfers of 1,407,187.5 within 4 days of the execution of this agreement and then every 90 days (ninety days) thereafter for 3 (three) additional transfers.

10,000,000 (ten million) Series A Preferred Shares will initiate an exchange of an additional 24% (twenty four percent) of the LLC in a one-time transfer when the following milestones have been achieved:

1.  12 months have passed from the date of the original MOU dated April 21si, 2017

2.  The stock price of SHRV is greater than $10 (ten dollars) per share

The Stakeholders believe it is in their best interest to unanimously agree to terms below related  to the operation, management and control  of the LLC  in order to achieve  harmonious balance and direction.

AGREEMENT

In consideration  of the agreements  herein contained,  the Stakeholders  agree as follows.

1.

Terms of the agreement.

Upon execution of this agreement, Sharing Services, Inc. will transfer 1,407,187.5 Series A Preferred Shares to the principles of 212 Technologies, LLC. Sharing Services, Inc. will then transfer 1,407,187.5 Series A Preferred Shares in 3 (three) more transactions, commencing 90 days (ninety days) from the date of the original transfer and continuing each 90 days (ninety days) until the total of 5,628,750 of Series A Preferred Shares has been issued to the existing stakeholders of the LLC.

Upon execution of this agreement, Sharing Services, Inc. will pay a development fee of

$100,000 (one hundred thousand dollars) in 10 equal installments of $10,000 bi-weekly.

As of the date of this agreement and with the investment of shares and cash from Sharing Services, Inc., the following will serve as the company ownership breakdown:

Michael Darling -

38% (thirty eight percent)

Camaron Corr -                         38% (thirty eight percent)

Sharing Services, Inc. -            24% (twenty four percent)

Upon achievement of the milestones listed in RECITALS, the following will serve as the company ownership breakdown:

Michael Darling -

26% (twenty six percent)

Camaron Corr -                         26% (twenty six percent)

Sharing Services, Inc. -           48% (forty eight percent)

The percentages listed above constitute all of the available ownership of the LLC. The LLC acknowledges receipt from each percentage owner of the full consideration  for the respective  percentages purchased by said equity stakeholder, and each  stakeholder a knowledges that no certificates will be issued representing his or her equity ownership. All of the percentages listed above and any additional percentages of the LLC that may be acquired by the stakeholders or sold to other investors in the future shall be subject to this Agreement.

Concurrent with the execution of this Agreement, 212 Technologies, LLC hereby grants to

Sharing Services, Inc. a non-exclusive, non-royalty  bearing,  perpetual,  worldwide license of the Intellectual Property Rights of 212 Technologies,  LLC  or  use  by  Sharing Services,  Inc. in  its  business operations.

2.

Management  and Control.

A separate Operating Agreement for 212 Technologies, LLC has been created for management and control of the LLC.

4. Dissolution.

a. Restrictions on Voluntary Dissolution. The consent of 80% of the Stakeholders shall be required to approve the voluntary dissolution of the LLC and each Stakeholder waives any right to the taking of that action  by the approval,  consent, or vote of a lesser percentage

b. Procedures During Winding Up. On commencement of dissolution proceedings either by election of all Stakeholders or otherwise, the LLC will cease to carry on business except as necessary to wind up its business and distribute its assets. Stakeholders appointed  by the Managing Stakeholder will perform the following acts, as necessary, according to the discretion of the Managing  Stakeholder,  to wind up the affairs of the LLC:

5. Dispute Resolution.

Alternative Dispute Resolution. The parties will attempt  to resolve any dispute  arising  out of or relating to this Agreement through friendly negotiations amongst the parties. If the matter is not resolved by negotiation, the parties will resolve the dispute using the below Alternative Dispute Resolution  (ADR) procedure.

Any controversies or disputes arising out of or relating to this Agreement will be submitted to mediation in accordance with any statutory rules of mediation. If mediation does not successfully resolve the dispute, the parties may proceed to seek an alternative form of resolution in accordance with any other rights and remedies afforded to them by law.

6. Noncompetition,  Trade Secrets.

a. Noncompetition. Each Stakeholder agrees that as long as he or she is the owner, or in control of any of the LLC's equity, the Stakeholder will not be employed, concerned, or financially interested, either directly or indirectly, in the same or a similar business as that conducted  by the LLC,  or compete with the LLC with the exception of the existing and previous contracts and business(es) clients of the existing Stakeholders Michael Darling and Camaron Corr from their previous business model and brand. Unless otherwise agreed to in writing by a majority of the remaining  Stakeholders,  a departing  Stakeholder  will not be employed, concerned,  or financially  interested,  either directly  or indirectly,  in the same  or a imilar business as that conducted by the LLC, or compete  with the LLC  for a two-year  period follov.in g the date the departing Stakeholder  conveys his or her  shares.

b. Trade Secrets. Each Stakeholder acknowledges that the customer lists, potential customer lists, trade secrets, processes, methods, and technical information of the LLC and any other matters designated by the written consent of all Stakeholders  are valuable  assets. Unless he or she obtains the written consent of each of the other Stakeholders, each Stakeholder agrees never to disclose to any individual and organization, except in authorized  connection  with the business of the LLC, any customer list, or any name on that list, or any trade secret, process, or other matter referred to in this paragraph while the Stakeholder holds, or has the control of, any shares of the LLC,  or at any later  time.

7. Termination and Amendment.

a. This Agreement shall remain in effect until 100% of the Stakeholders agree to termination in writing. Notwithstanding an original issuance of equity by the LLC to a new stakeholder who does not become a party to this Agreement, this Agreement  shall continue to the extent  it is legally enforceable.

b. This Agreement may be amended only by a written agreement executed and delivered by 80% of the Stakeholders.

8. Miscellaneous Provisions.

a. Waiver of Law. This Agreement  does not alter or waive any provision  of  the  Law  except as expressly  provided  herein; provided,  however, each Stakeholder  hereby expressly waives the provisions  of the Law to the full extent permitted  by the Law in order to uphold the provisions and validity of this Agreement and to cause this Agreement to be valid, binding, and enforceable in accordance with its terms upon each of the Stakeholders and their respective  transferees,  successors and assigns.

b. Notices  Any notice  under  this Agreement  shall  be deemed  sufficiently  given by one party to another if in writing and if and when delivered or tendered either in person or by the deposit of it in the United States mail in a sealed envelope, registered or certified, with  postage prepaid, addressed to the person to whom notice is being given at that person's  address appearing  on the records of the LLC  or any other address as may have been given   by that person to the LLC for the purposes of notice in accordance with this subsection. A notice not given as above shall, if it is in writing, be deemed given if and when actually received by the party to whom it is required or permitted to be given.  It is the responsibility of each Stakeholder to ensure that the LLC has the Stakeholder's correct address to receive notice.

c. Governing Law. This Agreement shall be governed by and construed  in  accordance with the laws of the state of California. Any action to enforce this Agreement must be brought within the state whose laws govern this Agreement.

d. Captions. Captions to sections, subsections, and paragraphs in this Agreement are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

e. Counterparts and Duplicate Originals. This Agreement and all amendments may be executed in several counterparts and each counterpart shall constitute a duplicate original of the same instrument.

f. Successors. Anything in this Agreement to the contrary notwithstanding, any transferee, successor, holder, or assignee, whether voluntary, by operation of law, or otherwise, of the shares of the LLC shall be subject to and bound by this Agreement as fully as though a signatory.

g. Severability. Any provision prohibited by, unlawful or unenforceable under any applicable law of any jurisdiction shall as to that jurisdiction be ineffective without affecting any other provision of this Agreement.  To the full extent, however, that the provisions of that applicable law may be waived, they are waived to the end that this Agreement be deemed  to be a valid and binding agreement  enforceable  in accordance  with its terms.

h. Recovery of Expenses. Except as provided in Section 7 with respect to alternative dispute resolution, if a dispute arises with respect to this Agreement, the prevailing party shall be entitled to recover all expenses, including, without limitation, reasonable attorneys' fees and expenses, incurred in ascertaining that party's rights, in preparing to enforce, or in enforcing that party's rights under this Agreement, whether or not it was necessary for that party to institute suit.

i. Remedies. The parties shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that in addition  to all other rights and remedies  available  at law or in equity,  the parties shall be entitled  to obtain specific  performance  of the obligations  of each party to this Agreement and immediate  injunctive  relief and that in the event any action or  proceeding is brought in equity to enforce the same, no Stakeholder will urge, as a defense, that there is an adequate  remedy at law.

j. Third Parties. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and the LLC and their respective permitted  transferees,  successors,  and assigns, nor is anything in this ..Agreement  intended to relieve or discharge  the obligation  or liability of any third persons to any party  to this Agreement  or to the LLC,  nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement  or the

LLC.

1. Filing of Agreement. A copy of this Agreement, as amended from time to time, shall be filed with the Secretary of the LLC for inspection by any prospective purchaser of shares of the LLC.

This Stakeholder Agreement is executed and agreed to by:

/s/ Michael Darling

/s/ Jordan Brock

Michael Darling

Jordan Brock

On behalf of 212 Technologies, LLC

`

Sharing Services, Inc.

May 21, 2017

May 21, 2017

/s/ Camaron Corr

Camaron Corr

On behalf of 212 Technologies, LLC

May 21, 2017